Exhibit 99.2

Fresenius Medical Care AG

COMPLETE OVERVIEW OF THE THIRD QUARTER AND FIRST NINE MONTHS 2024

November 5, 2024

Investor Relations

phone: +49 6172 609 2525

email: ir@freseniusmedicalcare.com

Content:

Statement of earnings	page 2

Segment information	page 3

Balance sheet	page 4

Cash flow	page 5

Revenue development by segment	page 6

Key metrics	page 7

Reconciliation results (outlook base)	page 8

Outlook 2024	page 9

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to COVID-19, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

Rounding adjustments applied to individual numbers and percentages may result in these figures differing immaterially from their absolute values. Furthermore, totals and subtotals in tables may differ slightly from unrounded figures due to rounding in accordance with commercial rounding conventions.

Copyright by Fresenius Medical Care AG

Statement of earnings

	Three months ended September 30,				Nine months ended September 30,
in € million, except share data, unaudited	2024	2023	Change	Change at cc	2024	2023	Change	Change at cc
Total revenue	4,760	4,936	-3.6%	-2.4%	14,251	14,466	-1.5%	-0.6%
Total revenue (outlook base) [1]	4,820	4,855		-0.7%	14,385	14,215		1.2%
Costs of revenue	3,614	3,707	-2.5%	-1.3%	10,765	10,890	-1.2%	-0.2%
Selling, general and administrative expense	756	794	-4.7%	-3.7%	2,303	2,351	-2.0%	-1.4%
Research and development expense	40	53	-24.5%	-24.2%	133	166	-19.6%	-19.5%
Income from equity method investees	(41)	(23)	82.2%	82.2%	(103)	(98)	4.4%	4.4%
Other operating income	(191)	(65)	195.7%	197.5%	(532)	(258)	106.5%	106.8%
Other operating expense	119	146	-17.7%	-13.2%	552	473	16.6%	18.4%
Operating income	463	324	42.7%	42.8%	1,133	942	20.4%	21.3%
Operating income (outlook base) [1]	474	430		10.3%	1,323	1,167		13.3%
Interest income	(17)	(25)	-32.6%	-29.2%	(50)	(61)	-17.9%	-14.9%
Interest expense	99	114	-13.0%	-12.1%	306	313	-2.3%	-1.4%
Interest expense, net	82	89	-7.4%	-7.2%	256	252	1.5%	1.9%
Income before income taxes	381	235	61.6%	61.7%	877	690	27.2%	28.4%
Income tax expense	117	88	31.8%	29.0%	255	214	19.1%	20.4%
Net income	264	147	79.5%	81.3%	622	476	30.9%	32.0%
Net income attributable to noncontrolling interests	51	63	-18.7%	-17.6%	151	165	-7.9%	-7.4%
Net income attributable to shareholders of FME AG	213	84	152.5%	154.9%	471	311	51.4%	52.8%
Net income attributable to shareholders of FME AG (outlook base) [1]	242	168		43.8%	646	490		31.8%
Weighted average number of shares	293,413,449	293,413,449			293,413,449	293,413,449
Basic earnings per share	€0.73	€0.29	152.5%	154.9%	€1.61	€1.06	51.4%	52.8%
Basic earnings per ADS	€0.36	€0.14	152.5%	154.9%	€0.80	€0.53	51.4%	52.8%
Operating income	463	324	42.7%	42.8%	1,133	942	20.4%	21.3%
Depreciation, amortization and impairment loss	365	454	-19.4%	-18.0%	1,266	1,326	-4.6%	-3.6%
EBITDA	828	778	6.5%	7.3%	2,399	2,268	5.8%	6.8%
In percent of revenue
Operating income margin	9.7%	6.6%			8.0%	6.5%
Operating income margin (outlook base) [1]	9.8%	8.9%			9.2%	8.2%
EBITDA margin	17.4%	15.8%			16.8%	15.7%

1 Outlook base as referred to the 2024 outlook, presented at constant currency, excluding special items, business impacts from closed divestitures in 2023 and the Tricare settlement in Q4 2023. For a reconciliation, please refer to the table on page 8.

Statement of earnings	page 2 of 9	November 5, 2024

Segment information

	Three months ended September 30,				Nine months ended September 30,
unaudited	2024	2023	Change	Change at cc	2024	2023	Change	Change at cc
Total
Revenue in € million	4,760	4,936	-3.6%	-2.4%	14,251	14,466	-1.5%	-0.6%
Revenue in € million (outlook base) [1]	4,820	4,855		-0.7%	14,385	14,215		1.2%
Operating income in € million	463	324	42.7%	42.8%	1,133	942	20.4%	21.3%
Operating income in € million (outlook base) [1]	474	430		10.3%	1,323	1,167		13.3%
Operating income margin	9.7%	6.6%			8.0%	6.5%
Operating income margin (outlook base) [1]	9.8%	8.9%			9.2%	8.2%
Days sales outstanding (DSO) [2]					65	69
Employees (headcount)					113,079	123,106
Care Delivery segment
Revenue in € million	3,770	3,974	-5.1%	-4.2%	11,330	11,602	-2.3%	-1.7%
Revenue in € million (outlook base) [1]	3,806	3,892		-2.2%	11,408	11,347		0.5%
Operating income in € million	419	332	26.3%	26.6%	937	1,001	-6.4%	-5.9%
Operating income in € million (outlook base) [1]	427	408		4.6%	1,153	1,095		5.3%
Operating income margin	11.1%	8.4%			8.3%	8.6%
Operating income margin (outlook base) [1]	11.2%	10.5%			10.1%	9.7%
Days sales outstanding (DSO) [2]					57	60
Care Enablement segment
Revenue in € million	1,359	1,330	2.2%	4.2%	4,020	3,965	1.4%	2.9%
Revenue in € million (outlook base) [1]	1,386	1,330		4.2%	4,081	3,954		3.2%
Operating income in € million	61	(1)	n.a.	n.a.	196	(24)	n.a.	n.a.
Operating income in € million (outlook base) [1]	78	20		284.2%	224	103		118.9%
Operating income margin	4.5%	-0.1%			4.9%	-0.6%
Operating income margin (outlook base) [1]	5.6%	1.5%			5.5%	2.6%
Days sales outstanding (DSO) [2]					94	99
Inter-segment eliminations [3]
Revenue in € million	(369)	(368)	0.4%	1.3%	(1,099)	(1,101)	-0.3%	0.2%
Revenue in € million (outlook base) [1]	(372)	(367)		1.8%	(1,104)	(1,086)		1.7%
Operating income in € million	(4)	1	n.a.	n.a.	(9)	(12)	-26.3%	-36.5%
Operating income in € million (outlook base) [1]	(5)	1		n.a.	(16)	(12)		32.9%
Corporate
Operating income in € million	(13)	(8)	66.6%	84.4%	9	(23)	n.a.	n.a.
Operating income in € million (outlook base) [1]	(26)	1		n.a.	(38)	(19)		108.6%

[1]	Outlook base as referred to the 2024 outlook, presented at constant currency, excluding special items, business impacts from closed divestitures in 2023 and the Tricare settlement in Q4 2023. For a reconciliation, please refer to the table on page 8.

[2]	Includes receivables related to assets held for sale.

[3]	The Company transfers products between segments at fair market value. The associated internal revenues and expenses and all other consolidation of transactions are included within “Inter-segment eliminations”.

cc = constant currency. Changes in revenue, operating income and net income attributable to shareholders of FME AG include the impact of changes in foreign currency exchange rates. We calculate and present these financial measures using both IFRS Accounting Standards and at constant exchange rates to show changes in these metrics and other items without giving effect to period-to-period currency fluctuations. Under IFRS Accounting Standards, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. The single quarter results are calculated as the variance between the current year-to-date results less the preceding quarter’s year-to-date which makes the single quarter subject to further foreign exchange fluctuation. This resulting percentage is a non-IFRS measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated term "Constant Currency".

Segment information	page 3 of 9	November 5, 2024

Balance sheet

	September 30,	December 31,
in € million, except for net leverage ratio, unaudited	2024	2023
Assets
Cash and cash equivalents	1,371	1,403
Trade accounts and other receivables from unrelated parties	3,244	3,471
Inventories	2,100	2,179
Other current assets	1,376	1,648
Goodwill and intangible assets	15,535	16,012
Right-of-use assets	3,462	3,671
Other non-current assets	5,423	5,546
Total assets	32,511	33,930

Liabilities and equity
Accounts payable to unrelated parties	772	762
Other current liabilities	5,117	5,350
Non-current liabilities	11,831	12,991
Total equity	14,791	14,827
Total liabilities and equity	32,511	33,930

Equity/assets ratio	45%	44%

Debt and lease liabilities
Short-term debt from unrelated parties	104	457
Current portion of long-term debt	943	487
Current portion of lease liabilities from unrelated parties	574	593
Current portion of lease liabilities from related parties	25	24
Long-term debt, less current portion	6,234	6,960
Lease liabilities from unrelated parties, less current portion	3,230	3,419
Lease liabilities from related parties, less current portion	94	110
Debt and lease liabilities included within liabilities directly associated with assets held for sale	14	137
Total debt and lease liabilities	11,218	12,187
Minus: Cash and cash equivalents[1]	(1,387)	(1,427)
Total net debt and lease liabilities	9,831	10,760

Reconciliation of annualized adjusted EBITDA and net leverage ratio to the most directly comparable IFRS Accounting Standards financial measure
Net income	879	732
Income tax expense	342	301
Interest income	(77)	(88)
Interest expense	417	424
Depreciation and amortization	1,546	1,613
Adjustments[2]	344	409
Annualized adjusted EBITDA	3,451	3,391

Net leverage ratio	2.8	3.2

[1]	Includes cash and cash equivalents included within assets held for sale.

[2]	Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (2024: -€32 M; 2023: -€35 M), non-cash charges, primarily related to pension expense (2024: €58 M; 2023: €56 M), impairment loss (2024: €145 M; 2023: €139 M) and special items, including costs related to the FME25 Program (2024: €127 M; 2023: €106 M), Legal Form Conversion Costs (2024: €22 M; 2023: €30 M), Legacy Portfolio Optimization (2024: €101 M; 2023: €128 M) and Humacyte Remeasurements (2024: -€77 M; 2023: -€15 M).

Balance sheet	page 4 of 9	November 5, 2024

Cash flow statement

	Three months ended September 30,		Nine months ended September 30,
in € million, unaudited	2024	2023	2024	2023
Operating activities
Net income	264	147	622	476
Depreciation, amortization and impairment loss	365	454	1,266	1,326
Change in trade accounts and other receivables from unrelated parties	464	(85)	(229)	(165)
Change in inventories	68	55	12	(56)
Change in other working capital and non-cash items	(176)	189	(117)	329
Net cash provided by (used in) operating activities	985	760	1,554	1,910
In percent of revenue	20.7%	15.4%	10.9%	13.2%

Investing activities
Purchases of property, plant and equipment and capitalized development costs	(165)	(137)	(459)	(434)
Proceeds from sale of property, plant and equipment	(5)	3	7	4
Capital expenditures, net	(170)	(134)	(452)	(430)

Free cash flow	815	626	1,102	1,480
In percent of revenue	17.1%	12.7%	7.7%	10.2%

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(12)	(6)	(18)	(21)
Investments in debt securities	(64)	(36)	(65)	(98)
Proceeds from divestitures, net of cash disposed	1	0	502	25
Proceeds from sale of debt securities	25	25	67	76
Free cash flow after investing activities	765	609	1,588	1,462

Cash flow	page 5 of 9	November 5, 2024

Revenue development by segment

						Same market
				Change	Organic	treatment
in € million, unaudited	2024	2023	Change	at cc	growth	growth [1]
Three months ended September 30,
Total revenue	4,760	4,936	-3.6%	-2.4%	1.9%

Care Delivery segment	3,770	3,974	-5.1%	-4.2%	1.0%	1.0%
Thereof: U.S.	3,180	3,221	-1.3%	-0.3%	0.4%	0.0%
Thereof: International	590	753	-21.6%	-20.9%	4.4%	2.9%

Care Enablement segment	1,359	1,330	2.2%	4.2%	4.2%

Inter-segment eliminations	(369)	(368)	0.4%	1.3%

Nine months ended September 30,
Total revenue	14,251	14,466	-1.5%	-0.6%	2.9%

Care Delivery segment	11,330	11,602	-2.3%	-1.7%	2.7%	0.4%
Thereof: U.S.	9,439	9,344	1.0%	1.4%	2.6%	-0.3%
Thereof: International	1,891	2,258	-16.3%	-14.3%	3.4%	2.0%

Care Enablement segment	4,020	3,965	1.4%	2.9%	3.0%

Inter-segment eliminations	(1,099)	(1,101)	-0.3%	0.2%

1 Same market treatment growth = organic growth less price effects

Health care services and health care products revenue by segment

	2024				2023
		Care	Inter-			Care	Inter-
	Care Delivery	Enablement	segment		Care Delivery	Enablement	segment
in € million, unaudited	segment	segment	eliminations	Total	segment	segment	eliminations	Total
Three months ended September 30,
Health care services revenue	3,723	—	—	3,723	3,927	—	—	3,927
Health care products revenue	47	990	—	1,037	47	962	—	1,009
Inter-segment revenue	—	369	(369)	—	—	368	(368)	—
Revenue	3,770	1,359	(369)	4,760	3,974	1,330	(368)	4,936

Nine months ended September 30,
Health care services revenue	11,193	—	—	11,193	11,469	—	—	11,469
Health care products revenue	137	2,921	—	3,058	133	2,864	—	2,997
Inter-segment revenue	—	1,099	(1,099)	—	—	1,101	(1,101)	—
Revenue	11,330	4,020	(1,099)	14,251	11,602	3,965	(1,101)	14,466

Revenue development by segment	page 6 of 9	November 5, 2024

Key metrics Care Delivery segment

	Nine months ended September 30, 2024
		Growth			Growth		Growth
		in %	Net change		in %		in %
unaudited	Clinics	yoy	in clinics [1]	Patients	yoy	Treatments	yoy
Total	3,732	-7%	(193)	308,216	-10%	35,950,704	-7%
Thereof: U.S.	2,629	0%	14	205,942	0%	23,299,461	0%
Thereof: International	1,103	-21%	(207)	102,274	-25%	12,651,243	-18%

1 Net change in clinics (acquired, de novo, combined, closed and sold) in comparison to December 31, 2023.

yoy = year-on-year

Key metrics	page 7 of 9	November 5, 2024

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS Accounting Standards financial measures for comparability with the Company´s outlook (outlook base)

		Special items							Results		Special items					Sum of	Results
			Legal Form	Legacy			Results 2024	Currency	2024			Legal Form	Legacy			special items	2023	Change
	Results	FME25	Conversion	Portfolio	Humacyte	Sum of	excl. special	translation	(outlook	Results	FME25	Conversion	Portfolio	Humacyte		and	(outlook	at cc (outlook
in € million, except share data, unaudited	2024	Program	Costs	Optimization[1]	Remeasurements	special items	items	effects	base)	2023	Program	Costs	Optimization[1]	Remeasurements	Divestitures[2]	divestitures	base)	base)
Three months ended September 30,
Total revenue	4,760	—	—	—	—	—	4,760	60	4,820	4,936	—	—	—	—	(81)	(81)	4,855	-0.7%
Care Delivery segment	3,770	—	—	—	—	—	3,770	36	3,806	3,974	—	—	—	—	(82)	(82)	3,892	-2.2%
Thereof: U.S.	3,180	—	—	—	—	—	3,180	31	3,211	3,221	—	—	—	—	(35)	(35)	3,186	0.8%
Thereof: International	590	—	—	—	—	—	590	5	595	753	—	—	—	—	(47)	(47)	706	-15.6%
Care Enablement segment	1,359	—	—	—	—	—	1,359	27	1,386	1,330	—	—	—	—	0	0	1,330	4.2%
Inter-segment eliminations	(369)	—	—	—	—	—	(369)	(3)	(372)	(368)	—	—	—	—	1	1	(367)	1.8%

EBITDA	828	37	2	(6)	(18)	15	843	9	852	778	38	6	0	(1)	(1)	42	820	3.8%

Total operating income	463	39	2	(17)	(18)	6	469	5	474	324	49	6	53	(1)	(1)	106	430	10.3%
Care Delivery segment	419	18	—	(15)	—	3	422	5	427	332	25	—	53	—	(2)	76	408	4.6%
Care Enablement segment	61	21	0	(1)	(6)	14	75	3	78	(1)	23	—	0	—	(2)	21	20	284.2%
Inter-segment eliminations	(4)	—	—	(1)	—	(1)	(5)	0	(5)	1	—	—	—	—	—	—	1	n.a.
Corporate	(13)	0	2	—	(12)	(10)	(23)	(3)	(26)	(8)	1	6	—	(1)	3	9	1	n.a.

Interest expense, net	82	—	—	—	—	—	82	0	82	89	—	—	—	—	2	2	91	-9.5%

Income tax expense	117	11	1	(25)	(5)	(18)	99	0	99	88	18	2	4	0	(1)	23	111	-11.1%

Net income attributable to noncontrolling interests	51	—	—	—	—	—	51	0	51	63	—	—	(1)	—	(2)	(3)	60	-13.8%

Net income[3]	213	28	1	8	(13)	24	237	5	242	84	31	4	50	(1)	0	84	168	43.8%

Basic earnings per share	€0.73	€0.10	€0.00	€0.03	€(0.05)	€0.08	€0.81	€0.01	€0.82	€0.29	€0.10	€0.01	€0.17	€0.00	€0.00	€0.28	€0.57	43.8%

Nine months ended September 30,
Total revenue	14,251	—	—	—	—	—	14,251	134	14,385	14,466	—	—	—	—	(251)	(251)	14,215	1.2%
Care Delivery segment	11,330	—	—	—	—	—	11,330	78	11,408	11,602	—	—	—	—	(255)	(255)	11,347	0.5%
Thereof: U.S.	9,439	—	—	—	—	—	9,439	35	9,474	9,344	—	—	—	—	(115)	(115)	9,229	2.6%
Thereof: International	1,891	—	—	—	—	—	1,891	43	1,934	2,258	—	—	—	—	(140)	(140)	2,118	-8.7%
Care Enablement segment	4,020	—	—	—	—	—	4,020	61	4,081	3,965	—	—	—	—	(11)	(11)	3,954	3.2%
Inter-segment eliminations	(1,099)	—	—	—	—	—	(1,099)	(5)	(1,104)	(1,101)	—	—	—	—	15	15	(1,086)	1.7%

EBITDA	2,399	96	5	44	(79)	66	2,465	24	2,489	2,268	74	13	71	(16)	(19)	123	2,391	4.1%

Total operating income	1,133	107	5	141	(79)	174	1,307	16	1,323	942	100	13	147	(16)	(19)	225	1,167	13.3%
Care Delivery segment	937	45	—	160	—	205	1,142	11	1,153	1,001	50	—	64	—	(20)	94	1,095	5.3%
Care Enablement segment	196	62	0	(12)	(28)	22	218	6	224	(24)	51	—	83	—	(7)	127	103	118.9%
Inter-segment eliminations	(9)	—	—	(7)	—	(7)	(16)	0	(16)	(12)	—	—	—	—	—	—	(12)	32.9%
Corporate	9	0	5	0	(51)	(46)	(37)	(1)	(38)	(23)	(1)	13	—	(16)	8	4	(19)	108.6%

Interest expense, net	256	—	—	—	—	—	256	1	257	252	—	—	—	—	3	3	255	0.5%

Income tax expense	255	30	1	(3)	(20)	8	263	4	267	214	29	4	29	(4)	(6)	52	266	0.6%

Net income attributable to noncontrolling interests	151	—	—	—	—	—	151	2	153	165	—	—	0	—	(9)	(9)	156	-2.2%

Net income[3]	471	77	4	144	(59)	166	637	9	646	311	71	9	118	(12)	(7)	179	490	31.8%

Basic earnings per share	€1.61	€0.26	€0.01	€0.49	€(0.20)	€0.56	€2.17	€0.03	€2.20	€1.06	€0.24	€0.03	€0.40	€(0.04)	€(0.02)	€0.61	€1.67	31.8%

1 2024: mainly comprise the impairment of goodwill and intangible assets and tangible assets resulting from the measurement of assets held for sale as well as gains and losses from divestitures; 2023: mainly comprise the derecognition of capitalized development costs and the impairment of intangible assets (licenses and distribution rights) as well as termination costs (including certain contractual obligation expenses) related to a dialysis cycler development program which was discontinued in the first quarter of 2023 and other impacts related to agreed-upon divestitures in 2023.

2 Business impacts from closed divestitures in 2023.

3 Attributable to shareholders of FME AG.

Reconciliation results (outlook base)	page 8 of 9	November 5, 2024

Outlook 2024

Outlook 2024
	Results 2023	(at Constant Currency)
Revenue[1]	€19,049 M	Low to mid-single digit percentage rate growth
Operating income[1]	€1,540 M	16 - 18% growth
Before: Mid to high-teens percentage rate growth

1 Outlook 2024 is based on the assumptions outlined in the earnings release for the fourth quarter and full year of 2023 and excludes special items. Special items include the costs related to the FME25 Program, the Legal Form Conversion Costs, the impacts from Legacy Portfolio Optimization, the Humacyte Remeasurements and other effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of providing the outlook. The growth rates are based on the results 2023 excluding the costs related to the FME25 Program (€153 M for operating income), the Legal Form Conversion Costs (€30 M for operating income), the impacts from Legacy Portfolio Optimization (€204 M for operating income) and the Humacyte Remeasurements (-€15 M for operating income). Additionally, the results 2023 were adjusted for the Tricare settlement (-€191 M for revenue and -€181 M for operating income) and for the business impacts from closed divestitures in 2023 (-€214 M for revenue and -€20 M for operating income).

Outlook 2024	page 9 of 9	November 5, 2024